LightInTheBox Holding Co., Ltd.

November 30, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Andrew Mew

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	LightInTheBox Holding Co., Ltd.
Form 20-F for Fiscal Year Ended December 31, 2022
Response dated September 28, 2023
File No. 001- 35942

Dear Ms. Gowetski and Mr. Mew:

LightInTheBox Holding Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 17, 2023, regarding its annual report on Form F-20 (the “Form 20-F”) filed on March 31, 2023. For ease of reference, we have repeated the Staff’s comments in bold in this response letter.

Form 20-F for Fiscal Year Ended December 31, 2022

General

1.	We note your response to prior comment 1. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company respectfully advises the Staff that in preparation of its required disclosures under paragraph (b)(4) of Item 16I of Form 20-F, the Company has reviewed publicly available information, examined the biographies of, and further made inquiries with, each member of the board of directors of the Company and its consolidated foreign operating entities to determine whether each of such individuals is an official of the Chinese Communist Party. In connection with such review, examination and inquiries, the Company has taken into consideration such individuals’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, based on the information to the extent known to the Company. According to such review, examination and inquiries, the Company was informed that among all the members of the board of directors of the Company and its consolidated foreign operating entities, three of such individuals are members of the Chinese Communist Party. The Company further confirmed that none of the three directors hold any office or have any ranks within the Chinese Communist Party or any governmental entities or government related entities. The Company believes that a person who should be considered as an official of the Chinese Communist Party would at least be in a position or have certain ranks within the party or in any governmental entities, state owned or controlled enterprises or government affiliated entities to exert substantive influence in the direction or operation of such entities. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure and did not believe such third-party certifications were either available or necessary to its determination. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such individual being considered as an official of the Chinese Communist Party. Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of its annual report for the fiscal year ended December 31, 2022, none of the members of the board of directors of the Company or the Company’s consolidated foreign operating entities was an official of the Chinese Communist Party.

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The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions, please do not hesitate to contact our U.S. legal counsel, Yu Wang, at (+852) 6386 1503. If you have any further comments, we would appreciate it if you would forward them by electronic mail to us at yeyuanjun@lightinthebox.com and our legal counsel at yu.wang@hk.kwm.com or by phone.

Very truly yours,

/s/ Yuanjun Ye
Yuanjun Ye
Chief Financial Officer

cc:	Yu Wang, Esq.
King & Wood Mallesons